Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Rosner, Director and Chief Executive Officer of Wataire International, Inc.
 certify that :

1. I have reviewed this Annual Report on Form 10-K of Wataire International, Inc. ;

2. Based on my knowledge, this report does not contain any untrue statement of a
material fact or omit to state a material fact necessary to make the statements made, in
light of the circumstances under which such statements were made, not misleading
with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information
included in this report, fairly present in all material respects the financial condition,
results of operations and cash flows of the registrant as of, and for, the periods
presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and
maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in
Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or caused such disclosure
controls and procedures to be designed under our supervision, to ensure that
material information relating to the registrant, including its consolidated subsidiaries, is
made known to us by others within those entities, particularly during the period
in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal
control over financial reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of financial reporting and the
preparation of financial statements for external purpose in accordance with general
accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures
and presented in this report our conclusions about the effectiveness of the
disclosure controls and procedures, as of the end of the period covered by this report
based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial
reporting that occurred during the registrant's most recent fiscal quarter (the registrant's
fourth fiscal quarter in the case of an annual report) that has materially affected, or is
reasonably likely to materially affect, the registrant's internal control over financial
reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated : July 14, 2010
Signature : /s/   Robert Rosner

                Robert Rosner
    Director and Chief Executive Officer

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas M. Braid, Director and Chief Financial Officer of Wataire International, Inc.
 certify that :

1. I have reviewed this Annual Report on Form 10-K of Wataire International, Inc. ;

2. Based on my knowledge, this report does not contain any untrue statement of a
material fact or omit to state a material fact necessary to make the statements made, in
light of the circumstances under which such statements were made, not misleading with
respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information
included in this report, fairly present in all material respects the financial condition, results of
operations and cash flows of the registrant as of, and for, the periods
presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and
maintaining disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in
Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or caused such disclosure controls
and procedures to be designed under our supervision, to ensure that
material information relating to the registrant, including its consolidated subsidiaries, is
made known to us by others within those entities, particularly during the period
in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control
over financial reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of financial reporting and the
preparation of financial statements for external purpose in accordance with general
accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and
presented in this report our conclusions about the effectiveness of the
disclosure controls and procedures, as of the end of the period covered by this report
based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial
reporting that occurred during the registrant's most recent fiscal quarter (the registrant's
fourth fiscal quarter in the case of an annual report) that has materially affected, or is
reasonably likely to materially affect, the registrant's internal control over financial
reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated : July 14, 2010
    Signature : /s/   Thomas M. Braid

                    Thomas M. Braid
            Director and Chief Financial Officer